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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                August 28, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer ILS Bridge Fund
   Pre-Effective Amendment to Registration Statement on Form N-2
   File Nos. 333-212537; 811-23172

Ladies and Gentlemen:

   This letter is to respond to a comment we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 of Pioneer ILS Bridge Fund (the "Fund"). Following is the Staff's comment and the Fund's response thereto.

1.  Comment:   The Staff noted that, in response to the Staff's comments on
               Pre-Effective Amendment No. 1 to the Fund's Registration
               Statement on Form N-2, the Fund indicated that storm paths do not generally influence the valuation of the Fund's investments, but also implied that the valuation process considers exposure to potential losses. The Staff noted that, in some ways, insurance-linked securities appear to be similar to credit default swaps, and noted that the prices of credit default swaps can fluctuate based on the probability of a "trigger" event occurring. Similarly, the Staff noted that one might expect the value of an insurance-linked security to fluctuate significantly immediately prior to, during or after a "trigger" event, based on the security's exposure to potential losses. The Staff requested that the Fund clarify the Staff's understanding of how the valuation process works and how the Fund can reliably strike a net asset value during a storm that potentially impacts one or more investments.

    Response:  For the reasons discussed below, the Fund believes that it can reliably strike a net asset value during a catastrophic storm that potentially impacts one or more investments.

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        First, some of the insurance-linked securities in which the Fund may invest are traded on an exchange. Exchange-listed securities in which the Fund may invest include event-linked bonds, which generally will be valued at the bid price obtained from an independent third party pricing service. The price of an event-linked bond would generally be expected to fluctuate in accordance with market activity, including during a storm that that potentially impacts such bond.

        Other securities in which the Fund may invest are not listed on an exchange, including quota share instruments (also known as "reinsurance sidecars"), collateralized reinsurance investments, industry loss warranties and other reinsurance-related securities. Such reinsurance-related securities generally will be valued at the price provided by an insurance transformer based on a formula approved by the Board of Trustees.

        The price of a reinsurance-related security may not fluctuate significantly immediately prior to or during a storm; however, that does not necessarily indicate that the security's price is unreliable. It is important to keep in mind that even a severe event may not be a "trigger" event that would result in losses under the terms of a particular reinsurance policy. Even if it is likely that an event constitutes a "trigger" event under the terms of the policy, it may be difficult to meaningfully evaluate the severity of a potential loss while the event is occurring. Therefore, there may not be enough information available to reliably adjust the price of a reinsurance-related security prior to the occurrence of a severe event.

        As a general matter, both actual and estimated losses affect the value of a reinsurance-related instrument calculated by the insurance industry valuation model. Estimated losses generally are reflected as "incurred but not reported" losses (IBNR) in the insurance industry valuation model.

        IBNR estimates take into account relevant known information about the event (such as severity/magnitude information - i.e., central pressure, radius of maximum winds, sustained time period of maximum winds - as well as explicit locations affected) in reference to instrument exposures through underlying reinsurance policies (e.g., the "attachment points" where the primary insurer's retention requirements have been met, and the reinsurance has to respond to losses).

        Information about the event then can be compared to loss experience from similar historic events, including through models. IBNR estimates improve as more information about the event is known (information both as to the nature of the storm and observed impact, industry estimates, etc.), including initial claims activity.

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        It is possible that information available for a current
        catastrophic storm (i.e., a category 5 hurricane) that is impending at the time of valuation (i.e., within 24 hours of projected landfall) given the reinsurance-related security's specific exposures, could be reflected in the IBNR losses and, therefore, could affect the value of the instrument (assuming a current sale).

        In such a situation, available information (including probabilistic modeling) about storm path would be relevant, in view of information about the instrument's exposures. Such an estimate would take into account the risk of over-prediction of losses. This type of reserve would be a form of IBNR. Such a loss estimate performed prior to the occurrence of an event - landfall for a hurricane - would be less reliable than an IBNR estimate conducted after the hurricane has hit.

        It is therefore possible that information for a severe event that is impending at the time of valuation could be reflected in the valuation formula and, under such circumstances, the price of the affected security would be adjusted during the event. However, even if the insurance transformer does not adjust the security's price during an event given the circumstances, the security's price generally would reflect any estimated losses shortly after the event, depending on the security's specific exposures. Furthermore, if the Adviser has enough information to conclude that the price of a security provided by the insurance transformer is not reliable, the security would be fair valued in accordance with the Fund's valuation procedures. For example, the Adviser could determine that the projected landfall of a current catastrophic storm that is impending at the time of valuation indicates a high probability of significant loss to the security's specific exposures, and that the IBNR loss in the valuation formula does not reflect the potential loss. The Adviser may also consider the price fluctuation of similar instruments, such as exchange-listed event-linked bonds, in determining the reliability of the valuation of the price of a security provided by the insurance transformer.

        The Fund has considered the Staff's observation about credit default swaps. The Fund believes that information about the current financial condition and business operations of an issuer underlying a credit default swap is likely to be widely available and more reliable in predicting potential loss of value than available information that would be relevant in assessing whether an impending storm will be sufficiently catastrophic to materially affect reinsurance instrument values. Accordingly, the price of the credit default swap can fluctuate based on the probability of a "trigger" event occurring because the market has sufficient information to analyze the probability and extent of loss under the swap. In contrast, as indicated above, there likely will not be sufficient information available prior to or during a storm to confirm that losses under the terms of a reinsurance-related security have occurred or will occur, and to meaningfully evaluate the security's exposure to potential loss. As discussed above, to the extent such information is available and reliable, it may

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        be reflected in the IBNR input to the valuation formula or in any fair value determination in accordance with the Fund's valuation procedures.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
                                                  Jeremy Kantrowitz

cc:Terrence J. Cullen
   Christopher J. Kelley
   Roger P. Joseph
   Toby R. Serkin

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